FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2017

UNILEVER PLC

(Translation of registrant's name into English)

UNILEVER HOUSE, BLACKFRIARS, LONDON, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

Exhibit 99 attached hereto is incorporated herein by reference.

 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UNILEVER PLC

/S/ T E LOVELL By T E LOVELL SECRETARY

Date: 28 November 2017

EXHIBIT INDEX

EXHIBIT NUMBER  EXHIBIT DESCRIPTION

99  Notice to London Stock Exchange dated 28th November, 2017

Unilever Investor Event

Exhibit 99

UNILEVER CONFIRMS STRONG PROGRESS WITH ITS 2020 PROGRAMME

London/Rotterdam, November 28th 2017 – Unilever will hold its annual investor event on November 29th and 30th 2017.  The presentations will include an update on Unilever’s 2020 programme to accelerate sustainable shareholder value creation.  Connected 4 Growth continues to progress well and is expected to deliver growth ahead of our markets, which in current market conditions is expected to translate into underlying sales growth of 3-5% per year between now and 2020.

The 5-S supply chain savings and zero-based budgeting programmes are delivering faster than planned, and the integration of Foods and Refreshment into a single business unit is, equally, progressing well.  These actions enable reinvestment behind our brands for growth, and provide momentum towards our underlying operating margin target of 20% by 2020.

The outlook for 2017 is reconfirmed.  We continue to expect underlying sales growth within the
3 to 5% range, an improvement in underlying operating margin of at least 100 basis points, and strong cash flow delivery.

Unilever’s portfolio continues to be developed at an accelerated pace to ensure the platforms are in place for long-term value creation by being in attractive market segments and sales channels.  So far this year, nine acquisitions have been completed or announced.  The exit from our spreads business via sale or de-merger remains fully on track.

At the same time, Unilever has also continued to simplify its capital structure and ensure it remains at the forefront of good corporate governance.  This includes the acquisition of the outstanding Unilever N.V. preference shares.  As previously announced, the Board is conducting a review of the dual-headed legal structure.

This review is progressing well and the Board considers that unification with a single share class would be in the best interests of Unilever and its shareholders as a whole, providing greater ongoing strategic flexibility for value-creating portfolio change.

Unilever is a geographically diversified business with a very small corporate centre compared to the scale of its global operations.  Reflecting this, following any unification, we envisage one lean, agile corporate centre.

The review by the Board is continuing and the outcome will be announced in due course. Whatever the outcome, upon any unification, the Board intends to:

•	Maintain listings in the Netherlands, United Kingdom and United States
•	Continue to apply both the UK and Dutch corporate governance codes

•	Terminate the N.V. preference shares

These actions would be subject to the appropriate approvals.

The investor event will be webcast starting on November 29th 2017 at 18.00 (GMT) 19.00 (CET) 13.00 (US Eastern Time) at: www.unilever.com/investor-relations/

Unilever contacts

For more information, please contact:

Treeva Fenwick +44 779 903 3391 Treeva.Fenwick@unilever.com	Jonathan Sibun +44 777 999 9683 jsibun@tulchangroup.com

Fleur Van-Bruggen +31 615 008 293 Fleur-van.bruggen@unilever.com

*********************************************************************************************

This is a joint announcement by Unilever PLC and Unilever N.V. and contains inside information.

Cautionary Statement regarding Forward-Looking Statements

This announcement may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements related to underlying sales growth and underlying operating margin. Words such as ‘will’, ‘expects’, ‘considers’ or the negative of these terms and other similar expressions and their negatives, are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Unilever Group (“Unilever” or the “Unilever Group”). They are not historical facts, nor are they guarantees of future performance.

Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements. Among other risks and uncertainties, the material or principal factors which could cause actual results to differ materially are: Unilever's global brands not meeting consumer preferences; Unilever's ability to innovate and remain competitive; Unilever's investment choices in its portfolio management; inability to find sustainable solutions to support long-term growth; customer relationships; the recruitment and retention of talented employees; disruptions in our supply chain; the cost of raw materials and commodities; the production of safe and high quality products; secure and reliable IT infrastructure; successful execution of acquisitions, divestitures and business transformation projects; economic and political risks and natural disasters; the effect of climate change on Unilever's business; financial risks; failure to meet high and ethical standards; and managing regulatory, tax and legal matters.  These forward-looking statements speak only as of the date of this announcement. Except as required by any applicable law or regulation, the Unilever Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Unilever Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Further details of potential risks and uncertainties affecting the Unilever Group are described in the Unilever Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including in the Annual Report on Form 20-F 2016 and the Unilever Annual Report and Accounts 2016.